Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings
(dollars in thousands, except per share data)

Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period, excluding participating securities. Participating securities include non-vested stock awards such as awards of restricted shares of common stock. Non-vested stock awards are considered participating securities because holders of these securities receive non-forfeitable dividends at the same rate as holders of the Company’s common stock. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share.

	Three Months Ended June 30,		Six Months Ended June 30,

	2010	2009	2010	2009

Distributed earnings allocated to common stock	$2,407	$3,438	$4,037	$6,875

Undistributed earnings allocated to common stock	(77)	(3,300)	220	(3,967)

Net income available to common shareholders	$2,330	$138	$4,257	$2,908

Weighted average common shares outstanding	25,752,172	18,106,491	22,479,292	18,103,014
Add dilutive effect of:
Stock options	0	44,230	4,885	119,927

Adjusted for assumed diluted computation	25,752,172	18,150,721	22,484,177	18,222,941

Net income available to common shareholders, per average common share:
Basic	$0.09	$0.01	$0.19	$0.16

Diluted	$0.09	$0.01	$0.19	$0.16

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